October 12, 2006

Mail Stop 4561

Kristen L. Magnuson
Executive Vice President and Chief Financial Officer
JDA Software Group, Inc.
14400 North 87th Street
Scottsdale, AZ 85260-3649

      RE:	JDA Software Group, Inc.
		Registration Statement on Form S-3
      Filed September 20, 2006
		File number 333-137470

		Form 10-K for the year ended December 31, 2005
		Filed March 16, 2006
		File number 0-27876

Dear Ms. Magnuson:

      We have limited our review of your filings to the issues we have addressed in our comments. We think you should revise your document in response to those comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3
Selling Shareholders, page 18
1. Please briefly describe the transaction on July 5, 2006 in which the selling shareholders acquired the Series B Convertible Preferred
Stock. Describe the material terms of the transaction, including the terms for the conversion of the Series B Convertible Preferred shares into common shares. We note the description in your Form 8-K for the same date.
2. Please confirm, if true, that neither selling shareholder is a registered broker-dealer or an affiliate of a registered broker-dealer.

Plan of Distribution, page 19
3. We note that the selling shareholders may engage in short sales of your common stock. Please confirm that you are aware of Corporation
Finance Telephone Interpretation A.65.

Part II
Item 17. Undertakings, page 23
4. Please advise why you have included the Rule 430A undertaking.
See
Item 17E of your disclosure. Please also note that Item 512(a) of Regulation S-K was amended in Release No. 33-8591 for new Rules
430B
and 430C.

Form 10-K
Item 9A. Controls and Procedures
5. You provide an incomplete definition of "disclosure controls and procedures" as set forth in Exchange Act Rule 13a-15(e). Please provide the entire definition or cite to the Exchange Act rule without reciting the rule text itself. Please confirm that JDA Software`s disclosure controls and procedures were effective as defined in Rule 13a-15(e) for the year ended December 31, 2005 and supplementally confirm that you will conform your disclosure to this rule in future filings.
6. The language regarding changes in internal controls over financial reporting must conform to the language of Item 308(c) of Regulation
S-K. Your disclosure notes that during the second quarter you implemented a new financial management system and other measures. Your disclosure then states that other than these measures, "there have been no significant changes in [y]our internal controls over financial reporting, or to [y]our knowledge, in other factors that could significantly affect these controls subsequent to December 31,
2005." Note that Item 308(c) asks registrants to disclose any change in the registrant`s internal control over financial reporting...that occurred during the registrant`s last fiscal quarter (or in your case, the fourth fiscal quarter) that has materially affected or is reasonably likely to materially affect, the registrant`s internal control over financial reporting. Please advise how your Form 10-K disclosure comports with Item 308(c).

**********************************

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please address our comments on your Form 10-K within 10 business days of the date of this letter. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Hugh Fuller at (202) 551-3853 or me at (202)
551- 3730 with any other questions.

      					Sincerely,


      					Barbara C. Jacobs
      					Assistant Director


CC:	Paul E. Hurdlow
	DLA Piper Rudnick Gray Cary US LLP
	1221 S. MoPac Expressway, Suite 400
	Austin, TX 78746
	Facsimile no. (512) 457-7001
Kristen L. Magnuson
JDA Software Group, Inc.
October 12, 2006
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